MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2020 PREPARED AS OF SEPTEMBER 25, 2020

NOTICE TO READER

The Management's Discussion and Analysis ("MD&A") report for Micromem Technologies Inc. for the three months ending July 31, 2020, as attached, is dated as of September 25, 2020, consistent with the 52-109F1R CEO and CFO certification filings related thereto.

/s/ Dan Amadori	/s/ Joseph Fuda
Dan Amadori, CFO	Joseph Fuda, CEO
September 25, 2020	September 25, 2020

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2020 PREPARED AS OF SEPTEMBER 25, 2020

INTRODUCTION

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations for the three months ending July 31, 2020 of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). The MD&A should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the fiscal years ending October 31, 2019 which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

The Company's shares are traded on the OTCQB under the symbol MMTIF and on the Canadian Securities Exchange ("CSE") under the symbol MRM. The Company incorporated Micromem Applied Sensor Technologies Inc. ("MAST") as a wholly - owned subsidiary for the purpose of moving forward with the planned commercialization of its technology.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information within the meaning of applicable Canadian securities legislation ("forward looking statements"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as "believes", "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", or "intends" or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken or achieved) are not statements of historical fact, but are "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions or results of operations that are based on assumptions about future conditions, courses of action and consequences. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers, etc. A number of inherent risks, uncertainties and factors affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis, the risks associated with commercializing and bringing to market our technology. These risks are affected by certain factors that are beyond the Company's control: the existence of present and possible future government regulation, competition that exists in the Company's business, uncertainty of revenues, markets and profitability, the potential impact of health related pandemics on overall market conditions, as well as those other factors discussed in this MD&A report. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements and reference should also be made to the Company's Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2020 PREPARED AS OF SEPTEMBER 25, 2020

TABLE OF CONTENTS:

1.	OVERVIEW

2.	COMMENTARY ON CONVERTIBLE DEBENTURES

3.	PROJECT UPDATES

4.	DISCUSSION OF OPERATING RESULTS

5.	RISKS AND UNCERTAINTIES

6.	GOING CONCERN

7.	OTHER MATTERS

8.	SUBSEQUENT EVENTS

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2020 PREPARED AS OF SEPTEMBER 25, 2020

1. OVERVIEW

Micromem is a company that develops customized, proprietary sensor-based solutions for large multinational corporations. It has a wholly owned subsidiary, Micromem Applied Sensor Technologies ("MAST"). MAST has traditionally been responsible for the development of market opportunities, maintaining customer relationships and the project management of the independent engineering subcontractors that it engages once a client project has been initiated.  Micromem and MAST are referred to interchangeably as "the Company" throughout this report.

Financing:

In summary, the Company secured the following financing during this reporting period:

In Q3 2020 the Company secured $nil of financing from private placement subscriptions (2019: $10,000), and $nil(2019: $125,278) from the issuance of convertible debentures.

The Company's convertible debt structure is complex with 3 broad categories of such debt: (i) $CDN denominated debt with fixed conversion prices; (ii) $US denominated debt with fixed conversion prices and (iii) $US denominated debt with variable conversion prices.  The term of the debt in each instance is typically between 4 months and 12 months. The Company has repaid certain convertible loans at maturity when due as requested by the debenture holder, or converted the debenture into common shares at the request of the debenture holder, or extended the term of the debenture through negotiations with the debenture holder - in this latter case, certain terms of the loan - interest rate and/or conversion price - may be adjusted as part of the extension.

Under IFRS reporting, such loans require quarterly remeasurements.  The application of the remeasurement methodology is very specific.  This is more fully discussed in Section 2; in summary there are several non-cash related income and expense charges that arise from such remeasurements.  We recorded the following non-cash charges in the period ending July 31, 2020 and 2019:

	2020	2019	Changes
Accretion expense	$278,770	$298,355	$(19,585)
Loss on conversion of debentures	33,138	11,701	$21,437
Gain on revaluation of derivatives	(412,921)	(417,239)	4,318
(Gain) loss on extinguishment of debentures	567	-	$567
Net expense (income)	$(100,446)	$(107,183)	$6,737

There is no impact on the Company's cash flow for these non-cash charges.

Business Development:

(a) Chevron:

We have maintained a dialogue with Chevron personnel during Q3; our most recent communication was via phone call in mid September.  Chevron has previously completed their test sampling from the live trials which commenced in 2019.  Our technology performed as anticipated in the live trials.  Chevron continues to pursue certain enhanced oil recovery projects outside of North America.  Despite the downturn in the energy sector to date in 2020, we continue to anticipate positive developments with respect to commercial sales of the ARTRA technology to Chevron.  Given the disruptions resulting from the COVID 19 pandemic, the timing for such commercialization will be delayed and cannot, at this stage, be reasonably determined.

(b) Romgaz:

We continue our regular weekly dialogue with Romgaz.  The COVID 19 pandemic has resulted in delays with respect to the execution of initial purchase orders by Romgaz, as referenced in our MD&A report last issued on June 25, 2020.  We are organizing our team members who will participate in the go forward Romgaz discussions over the balance of the 2020 fiscal year.  We anticipate that initial purchase orders will be received from Romgaz before October 31, 2020 and that the initial interactions and planning with the Romgaz team will take place within that timeframe.

(c) Repsol S.A.:

We have had minimal dialogue with Repsol in 2020.We negotiated a draft contract with Repsol in 2019 which has not been finalized at this date. We intend to resume these discussions in 2021.

(d) Other:

In January - February 2020, we engaged in discussions with two large companies, each engaged in the oil well tracer services business.  Each have expressed interest in the ARTRA technology and in the work that we have completed with Chevron and are pursuing with Romgaz. We expect to pursue these discussions further once the Romgaz opportunity is underway.

We continue our discussions with Entanglement Technologies Inc. ("Entanglement") with respect to their participation in our go forward activity with Chevron, Romgaz and other potential opportunities.  Entanglement has developed the ARTRA technology to date working with Micromem. A Memorandum of Understanding between Micromem and Entanglement is currently being finalized  which addresses our go forward working relationship.

Covid -19:

The impact on the Company of the COVID 19 pandemic during Q3, 2020 is discussed below; we have taken the appropriate steps to maintain our business and to protect our 5 person staff to ensure their wellbeing:

a. We closed the office in mid-March, and it remains closed as of the date of this report.  Our staff is working remotely from their homes.

b. We have reduced employee's salaries by 35% and the Company is utilizing the Canada Employment Wage Subsidy program from the Federal government.

c. We have utilized the Canadian Federal government small business loan program and secured $40,000 CDN term loan which is as described in our consolidated financial statements.

d. We are in regular phone and electronic contact with our key service providers, subcontractors and customers.

e. All business-related travel has been suspended as of March 10, 2020.

There is substantial uncertainty as to the duration of the pandemic.  If the pandemic continues for an extended period of time, there may  be repercussions to the Company's ongoing business which would be significant.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2020 PREPARED AS OF SEPTEMBER 25, 2020

2.  COMMENTARY ON CONVERTIBLE DEBENTURES:

This section of the report is intended to provide readers with additional information as to the nature of the reporting requirements, procedures and impact of the convertible debt financings    that the Company has completed. The objective is to facilitate the reader's understanding of this complex aspect of the Company's financial statements.

(1) Overview: convertible debenture reporting

(a) We are required under IFRS reporting standards to measure the components of our convertible debt including the debt, the derivative liability and the equity component of the face value of the debt, as appropriate, upon execution of the loan agreement with the investor.

a) The measurement methodology that we employ is in accordance with prescribed guidelines under IFRS and International Accounting Guidelines. This methodology is either a Black Scholes measurement  model or a binomial distribution measurement model, depending on which model is more suitable in each case. That determination is based on a subjective assessment by the Company.

b) When we secure a convertible debenture from an investor, the terms which are finalized through negotiation with the investor will vary on a case by case basis with respect to the following:

i) Term (typically 2 months to 12 months),

ii) Interest rate (typically 1 to 2% per month but, in some cases, between 5% - 10% per annum),

iii) Conversion price (which may be fixed at initiation date or fixed after 6 months based on a formulaic calculation, denominated in Canadian dollars or U.S. dollars, the latter being the functional currency of the Company and its subsidiaries),and,

iv) The option for the Company to prepay the loan during the entire term of the loan or within an initial period of the term of the loan (typically up to 6 months),

c) At maturity date of the debenture, the debenture holder may agree to extend the term of the loan for an additional period of time, either on the same basic terms as already  established  or on renegotiated terms.

(2) Accounting measurements and periodic reporting of convertible debentures:

a) To the extent that there is a derivative liability that arises in the initial measurement (1(a) above), we are required to revalue the derivative liability at each quarter end using prescribed Black Scholes or binomial methodology. Then, on a quarterly basis, we are required to report this gain or loss on the revaluation in our quarterly consolidated statement of income.

b) To the extent that the face value of the loan - which is due at the maturity date - is greater than the amount that is assigned to the loan component of the total amount at inception of the loan (1(a) above), then this difference must be accreted over the term of the loan.  Typically, the loan term is from 2 months to 12 months.  Thus, over the term of the loan, we are required to report this accretion amount as an expense in our quarterly consolidated statements of income.

c) To the extent that a loan is converted into common shares by the debenture holder, we will close out the loan at that point, record remaining accretion expense up to the date of conversion, remeasure the derivative liability to nil and calculate a net gain or loss on conversion of the loan.  The net gain or loss is reported in our consolidated statements of income.

(3) Impact on reporting:

The realities and complexities of this prescribed accounting treatment gives rise to complicated disclosures in our financial statements and footnotes:

(a) We report substantial accretion expense in our consolidated financial statements.

(b) Over time, subject to  the  volatility in the share price, we generally report a gain on the settlement of the derivative liability.

(c) The calculated effective interest rate on debt can be substantial. To illustrate, (for example) if the reported value of the debt is a small fraction of the face value at inception and it must be accreted to face value over the term (for example 2 months) then the effective rate of interest will be as high (in the Q3 financial statements) as 20,559% representing the rate that would be required  to step up the  reported value to the face value over  the short period of the term of the loan. The actual interest expense on our convertible debentures which is interest paid to the debenture holders, is at a coupon rate ranging between 1% and 2% per month. The effective rate referenced above is an accounting measurement metric, not a payable obligation.

It is essential, when reviewing our consolidated statements, to bear in mind the following:

a) Accretion expense is a non- cash item.

b) Gain on revaluation of derivatives in a non -cash item.

c) Loss or gain on extinguishment of debentures  is a non -cash item.

d) Loss or gain on conversion of debentures to common shares is a non -cash item.

(4) Additional Comments:

The Company notes the following:

(a) We have had to resort to convertible debentures financing as a primary means of securing financing over the past several years to continue our operations.

(b) The use of convertible debentures has served to increase our outstanding number of shares over the past few years. The Company plans to deemphasize or eliminate this complex and expensive source of financing in future as it develops and grows its business and is better able to secure more conventional, lower cost financing.

(5) Activity in the quarter ending July 31, 2020:

The activity in the quarter ended July 31, 2020 with respect to our convertible debt obligations included:

(a) We converted five US denominated loans totaling $215,500 in to common shares In so doing we issued a total of 15,390,358 common shares.

(b) We partially repaid one Canadian loan totaling $5,000 CDN ($3,704 USD).

(c) We secured one additional US denominated debenture totaling $64,000  with a 12 month term and one Canadian denominated loan for $7,052 with a  3  month term.

Of particular note in Q3 is a large (non-cash) gain on revaluation of derivative liabilities in the amount of $412,921 (2019: $417,239). The basis for this large non-cash gain is explained as follows:

(a) There is a revaluation of the derivative liability at each quarter end using either Black Scholes or binomial pricing models.

(b) There has been less volatility in the Company's share price in Q3 versus Q2; the daily closing price of the shares has decreased over the quarter.  Price volatility directly impacts revaluation.

(c) The Company renewed and extended a number of short-term convertible debentures in Q3 at the maturity date of these loans. In closing out the derivative liability reported for each of these loans, the elimination of the derivative liability is recorded as a gain on revaluation at that time when the derivative liability is reset to nil and then reestablished for the newly renewed loans.

(d) The loss of $1,152,124 on revaluation of derivative liabilities reported in Q1 2020  was a non-cash charge as was  the gain on revaluation  of $1,434,549 reported in Q2 2020 and the gain on revaluation of $412,921 reported in Q3 2020.The net year to date gain on revaluation  is $695,346; again, this  is a non - cash  item. Our experience over the past 4 years is that the initial quarterly loss is typically recovered in subsequent quarters as the loan term expires or when the debt is converted or repaid.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2020 PREPARED AS OF SEPTEMBER 25, 2020

3.  PROJECT UPDATES:

Since the resignation of Mr. Van Fleet in August 2018, the Company has worked diligently to establish an improved dialogue with its active strategic partners.  Its management has engaged with Chevron and Repsol as well as with its engineering and design subcontractors.  We have forged a new business relationship with Romgaz, based in Romania and has engaged with additional engineering manufacturing and marketing resources to provide it with specialized expertise.  The Company's CEO and CFO, under the guidance of its active board members, have assumed these responsibilities.

Update of Product Development Activity at July 31, 2020

The status of our active development projects is as reported below:

(a) Chevron:

We have maintained a dialogue with Chevron personnel during Q3; our most recent communication was via phone call in mid September.  Chevron has previously completed their test sampling from the live trials which commenced in 2019.  Our technology performed as anticipated in the live trials.  Chevron continues to pursue certain enhanced oil recovery projects outside of North America.  Despite the downturn in the energy sector to date in 2020, we continue to anticipate positive developments with respect to commercial sales of the ARTRA technology to Chevron.  Given the disruptions resulting from the COVID 19 pandemic, the timing for such commercialization will be delayed and cannot, at this stage, be reasonably determined.

(b) Romgaz:

We continue our regular weekly dialogue with Romgaz.  The COVID 19 pandemic has resulted in delays with respect to the execution of initial purchase orders by Romgaz, as referenced in our MD&A report last issued on  June 25, 2020.  We are organizing our team members who will participate in the go forward Romgaz discussions over the balance of the 2020 fiscal year.  We anticipate that initial purchase orders will be received from Romgaz before October 31, 2020 and that the initial interactions and planning with the Romgaz team will take place within that timeframe.

(c)  Repsol S.A.

We have had minimal dialogue with Repsol in 2020.We negotiated a draft contract with Repsol in 2019 which has not been finalized at this date. We intend to resume these discussions in 2021.

(d) Other:

In January - February 2020, we engaged in discussions with two large companies, each engaged in the oil well tracer services business.  Each have expressed interest in the ARTRA technology and in the work that we have completed with Chevron and are pursuing with Romgaz. We expect to pursue these discussions further once the Romgaz opportunity is underway.

We continue our discussions with Entanglement Technologies Inc. ("Entanglement") with respect to their participation in our go forward activity with Chevron, Romgaz and other potential opportunities.  Entanglement has developed the ARTRA technology to date working with Micromem. A Memorandum of Understanding between Micromem and Entanglement is currently being drafted which addresses our go forward working relationship.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2020 PREPARED AS OF SEPTEMBER 25, 2020

4.  DISCUSSION OF OPERATING RESULTS:

(a)  Financial Position as at July 31, 2020:

	July 31, 2020	October 31, 2019
	('$000)	('$000)

Assets
Current
Cash	22	46
Prepaid expenses and other receivables	16	15
Total current assets	38	61

Property and equipment, net	56	3
Patents, net	14	20
Total assets	108	84

Liabilities
Current
Accounts payable and accrued liabilities	925	998
Current lease liability	36	-
Convertible debentures	2,626	2,599
Derivative liability	445	765
Total current liabilities	4,032	4,362
Long-term lease liability	21	-
Long-term loan	30	-
Total liabilities	4,083	4,362

Shareholders' Deficiency
Share capital	85,338	84,154
Contributed surplus	27,808	27,758
Equity component of convertible debentures	24	50
Accumulated deficit	(117,144)	(116,240)
Total shareholders' deficiency	(3,975)	(4,278)
Total liabilities and shareholders' deficiency	108	84

Commentary:

1.	The Company's working capital deficiency is $3,994,076 at July 31, 2020 (at October 31,2019: deficiency of $4,301,324).

2.

At October 31, 2019 the Company decided to suspend its provisional patent filings in jurisdictions outside the United States where it has been issued several patents.  It recorded an impairment reserve of $223,143 at October 31, 2019.  There were no patent related expenditures in the 3 months ended July 31, 2020; the Company recorded $2,000 of amortization expense in the period ended July 31, 2020.  The Company believes that its patents are a valuable asset to be exploited in future through the pursuit of licensing agreements with potential strategic partners.

3.	The Company continued to secure additional financing in 2020 through convertible bridge loans. Refer to the detailed commentary in Section 2 of this MD&A document.

The balance reported as bridge loans at July 31, 2020 is $2,625,785 (at October 31, 2019: $2,599,074) and the related derivative liability balance is $444,864 (at October 31, 2019: $765,425). For the three months ended July 31, 2020, the Company reports accretion expense on these debentures of $278,770 (2019: $298,355), a loss on the conversion of bridge loans to share capital of $33,138 (2019: $11,701), a gain on the revaluation of the underlying derivative liabilities of $412,921 (2019: $417,239) and a loss on extinguishment of convertible debentures loss of $567 (2019: nil). Management primarily employs a Black Scholes valuation model for measurement purposes; for certain of the loan transactions that is has contracted for, it uses a binomial measurement model. Management acknowledges that:

a.	The accounting for these transactions creates complexities in our financial reporting.

b.	The judgements utilized are based on specific assumptions which, if changed, would generate different results. The significant point to note is that these charges as noted above are non-cash charges with no impact on the Company's cash flow.

c.	The cost of financing to the Company is significant; interest on the bridge loans is substantial. In Q3 2020 we reported $113,886 of interest expense (2019: $220,229).

4.  Operating Results:  The following table summarizes the Company's operating results for the three months ended July 31, 2020 and 2019:

Discussion of Operating Results

	Quarter ended July 31,
	2020 ($000)	2019 ($000)
General and administration	26	42
Professional fees and salaries	71	113
Development costs (recovery)	-	(4)
Travel and entertainment	2	18
Amortization of property and equipment	7	1
Amortization of patents	2	188
Foreign exchange loss (gain)	107	82
Accretion expense	279	298
Interest expense	120	220
Financing costs	2	-
Gain on revaluation of derivatives	(413)	(418)
Loss on conversion of debentures	33	12
Gain on extinguishment of convertible debentures	1	-
Net expenses	235	554
Net comprehensive income (loss)	(235)	(554)
Income (loss per share)	-	-

Commentary:

In addition to the commentary above regarding the impact of the bridge loans on the Company's operating results, we note the following.

(a) General and Administration costs include $14,117 of rent (2019: $17,492), the Company has sublet a portion of its premises; $472 of office insurance (2019: $205), the Company canceled its D&O insurance in 2019; $10,805 of investor relations and filing fees (2019: $10,461); and $142 of other expenses (2019: $14,252).

Professional fees and salaries totaled $70,677 (2019: $113,429).  The components include fees relating to legal and audit related services of $38,927 (2019: $42,213) and consulting fees of $9,217 ( 2019:$14,855).

Salaries and benefits of $22,533 (2019: $56,361).  The CEO and CFO currently receive minimal or no compensation for services provided.  No compensation is being paid to the Company's directors.

C. Unaudited Quarterly Financial Information - Summary

Three months ended (unaudited)	Revenues	Expenses	Income (loss) in period	Loss per share
	$	$	$	$
October 31, 2018	-	331,264	(331,264)	-
January 31, 2019	-	1,110,303	(1,110,303)	-
April 30, 2019	-	48,088	(48,088)	-
July 31, 2019	-	554,533	(554,533)	-
October 31, 2019	-	1,119,940	(1,119,940)	-
January 31, 2020	-	1,726,023	(1,726,023)	-
April 30, 2020	-	(1,071,746)	1,071,746	-
July 31, 2020	-	234,974	(234,974)

Three months ended (unaudited)	Working capital (deficiency)	Capital assets at NBV	Other Assets	Total Assets	Shareholders' equity (deficit)
						$	$	$	$	$
October 31, 2018	(3,828,503)	9,228	396,105	710,737	(3,423,170)
January 31, 2019	(4,488,643)	8,434	364,296	473,177	(4,115,813)
April 30, 2019	(4,158,247)	7,639	326,358	379,334	(3,824,250)
July 31, 2019	(4,189,540)	6,847	149,177	189,025	(4,033,516)
October 31, 2019	(4,301,324)	2,677	20,000	83,484	(4,278,647)
January 31, 2020	(5,387,954)	70,046	18,000	296,256	(5,331,481)
April 30, 2020	(4,140,569)	63,120	15,877	141,860	(4,061,572)
July 31, 2020	(3,994,076)	56,187	13,877	108,438	(3,974,641)

(1) The net income reported for the quarter ended July 31, 2020 includes non-cash related expenses with respect to accretion expense of $278,770 (2019: $298,355), a  gain on revaluation of derivative liabilities of $412,921 (2019: $417,239),  a loss on conversion of convertible debentures of $33,138 ( 2019:$11,701). The non-cash component of the income reported in Q3 totaled $100,446.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2020 PREPARED AS OF SEPTEMBER 25, 2020

5.  RISKS AND UNCERTAINTIES

There are a number of risks which may individually or in the aggregate affect the long-term commercial success of the Company, both known and unknown. An investment in the Company should be considered speculative due to the nature of the Company's activities and its current stage of development.

Stage of Development of Technology:

The Company has made strides in advancing its technology and in developing a product portfolio and in engaging customers in joint development projects. There remains the risk that the Company must successfully complete development work on these products to have available commercially viable products which can be licensed or sold.

Customers' Willingness to Purchase:

We have entered into joint development agreements whereby our prototype products are being subjected to rigorous testing by our partners. We expect to be successful in completing remaining development work on our product portfolio. If we are successful in doing so, our partners will then have to decide the extent to which they will adopt our technology for future use for their applications. The future revenue streams for the Company are dependent upon the rate of adoption by our customers and their willingness to do so.

Patent Portfolio:

The Company has spent time and effort and incurred significant costs with respect to the maintenance and development of our intellectual property portfolio. Given the nature of IP development, the Company is subject to continuing risks that our patents could be successfully challenged and that our patent pending files may not ultimately be granted full patent status. The Company does not have extensive in-house resources so as to manage its IP portfolio in this environment and has traditionally relied heavily on its patent attorneys for these services.

Financing:

The Company has successfully raised funding over the past several years to continue to support its development initiatives and fund the Company's corporate structure and overheads. The Company must continue to source financing in order to continue to support its business initiatives.

Competitors:

The Company is subject to competition from other entities that may have greater financial resources and more in-house technical expertise.

Management Structure:

The Company is highly dependent on the services of a small number of senior management team members. If one of these individuals were unavailable, the Company could encounter a difficult transition process.

Outstanding Lawsuit:

The Company is engaged in a lawsuit with Mr. Steven Van Fleet who, until his resignation on August 17, 2018, served as a director of the Company and as the President of the Company's wholly-owned subsidiary, MAST, Inc.  This matter is discussed further in Section 7 (c) - Contingencies - in this report.  The outcome of this lawsuit has not been determined at this stage.

Foreign Currency Exposure:

The Company expects to sell its products and license technologies in the United States, in Canada and abroad. It has raised financing in both $CDN and $USD. The Company has not hedged its foreign currency exposure.  Foreign currency fluctuations present an ongoing risk to the business.

COVID 19 Pandemic:

We reference the Company's current efforts with respect to how it is dealing with the current pandemic to protect its business and its staff as reported in Section 1 of this report.  There is substantial uncertainty as to the duration of the pandemic.  If the pandemic continues for an extended period of time, there  may  be repercussions to the Company's ongoing business which would be significant.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2020 PREPARED AS OF SEPTEMBER 25, 2020

6.  GOING CONCERN

The consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company s ability to continue as a going concern for a reasonable period of time in future.  During the three months ended July 31, 2020 the Company reported a net loss  and comprehensive loss of $234,974 (2019 - net loss and comprehensive loss of $554,533) and negative cash flow from operations of $52,143 (2019 - $116,050).  The Company's working capital deficiency as at July 31, 2020 is $3,994,076 (October 31,2019 - $4,301,324).

The Company's future success depends on the profitable commercialization of its proprietary magnetic sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company's planned operations through fiscal 2020 and beyond; however, the ability of the Company to continue as a going concern is dependent on its ability to secure additional financing and/or to profitably commercialize its technology. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the "going concern" assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2020 PREPARED AS OF SEPTEMBER 25, 2020

7.  OTHER MATTERS

(a)  Critical Accounting Policies:

The accounting policies the Company believes are critical to the financial reporting process include foreign currency translation, financial instruments, compound and hybrid financial instruments, derivative liabilities, conversion features of bridge loans, patents, impairment of long-term assets, deferred development costs, stock-based compensation and income taxes.  These critical accounting policies are set forth in Note 4 to our audited consolidated financial statements as of October 31, 2019 and as updated in Note 4 to our consolidated financial statements as of July 31, 2020.

(b)  Commitments:

The Company has extended its lease for premises through July 2022.  The lease term is for 5 years and stipulates base monthly rental expenses of $4,005 CDN.  Lease commitments are as follows - commitments less than one year of $48,060 CDN, years 2-5: $44,055 CDN.

(c)  Contingencies:

Legal Matters:

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company's by-laws.  The Company maintains insurance policies that may provide coverage against certain claims.

On October 7, 2018, the former President of MAST, Inc. (the Company's wholly-owned subsidiary), Mr. Steven Van Fleet, filed a lawsuit against Micromem and MAST in New York State Supreme Court, Duchess County.  In the action, Mr. Van Fleet is seeking payment of $214,574 plus interest relating to alleged remuneration and expense reimbursements due to him prior to his resignation as an officer and director of Micromem and MAST on August 17, 2018. The Company answered the complaint December 7, 2018 by denying the material allegations in Mr. Van Fleet's claims.  In addition, the Company interposed 7 counterclaims against Mr. Van Fleet seeking, among other things: (i) damages of not less than $2.75 million, (ii) specific performance to compel Mr. Van Fleet to comply with his contractual obligations which were required for the period of time that he served as an officer and director through to his resignation date; (iii) repayment of certain salary and expenses  paid to Mr. Van Fleet; (iv) a direction for Mr. Van Fleet to turn over all Company property in his possession or control; (v) an accounting to determine all money and property belonging to the Company and/or MAST. On January 24, 2019, the Company amended its original answer and counterclaims to include, among other things, a demand for additional damages based on new information that has come to light. On February 8, 2019 Mr. Van Fleet, through his counsel, replied to and denied the material allegations in Microrem's counterclaims. The Company reports an accrual of $205,788 at January 31, 2020 with respect to alleged remuneration and expense reimbursements claimed by Mr. Van Fleet but, nonetheless, has denied the allegations in Mr. Van Fleet's claims. Mr Van Fleet failed to appear at a  deposition which was  scheduled for July 18, 2020 .  This matter is currently at the pre-trial stage and remains as a contingency at September 25, 2020.

In addition to the above, the Company may be subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business.  In such cases, the Company accrues a loss contingency for these matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

(d)  Off-Balance Sheet Arrangements:

At July 31, 2020, the Company has no off-balance sheet financial commitments and does not anticipate entering any contracts of such nature.

(e)  Share Capital

At July 31, 2020 the Company reports 392,425,023 common shares outstanding (2019: 293,538,497). Additionally, the Company has 5,430,000 stock options outstanding with a weighted average exercise price of $0.23 per share (2019: 5,730,000 options outstanding with a weighted average exercise price of $0.25 per share) (Note 8).

(f)  Management and Board of Directors

There have been no changes during the three months ended July 31, 2020 to the acting officers and directors whom are engaged with the Company (Note 8).

Our management team and directors, along with their year to date remuneration, is presented as below

Individual	Position	2020 remuneration
		Cash	Options	Total

Joseph Fuda	President, Director	9,124	-	9,124
Oliver Nepomuceno	Director	-	-	-
Alex Dey	Director	-	-	-
Brian Von Herzen	Director	-	-	-
Dan Amadori	CFO	-	-	-

(g)  Transactions with Related Parties

Trade payables and other liabilities:

As at July 31, 2020 and October 31,2019 the Company reports in trade payables and other liabilities, a balance owing to the former President of MAST of $193,174 which amount represents alleged outstanding wages payable; refer to Section 7(c) - Contingencies, as above.

As at July 31, 2020 and October 31, 2019 the Company includes $167,000 in trade payables and other liabilities owing to a company whose major shareholder is a director of the Company and who has also served as its Chief Technology Officer. This individual was elected as a director on February 19, 2014. The balance reported relates to alleged services provided in 2015; there have been no invoices submitted by this related party after October 31, 2015.

The Company has disputed these amounts payable and  believes that it has no obligations payable  to  these individuals.

Convertible debentures

In May 2019, the CEO of the Company subscribed for a short-term loan of $15,000 CDN ($11,450 USD). At July 31, 2020, the loan principal was fully repaid (outstanding at October 31, 2019 - $10,000CDN; $7,582 USD).

In January 2018, the CEO of the Company provided a convertible debenture of $150,000 CDN ($114,138 USD). At July 31, 2020 $15,001 CDN ($11,191 USD) (October 31,2019 - $52,319 CDN, 39,756 USD) in loan principal remains outstanding.

Liquidity and Capital Resources:

Liquidity: We currently report negative cash flow from operations. This result will only change once we are generating sufficient revenue from either license fees, royalties or the sale of products utilizing our technology. In 2020, the Company continued to raise additional financing.

We currently have no lines of credit in place. We must continue to obtain financing from investors or from clients in support of our development projects.

We have granted to our directors, officers and employee's options to purchase shares at prices that are at or above market price on the date of grant. At July 31, 2020 there are 5,430,000 options outstanding at an average exercise price of $0.23 per share

Capital Resources:   We have no commitments for capital expenditures as of July 31, 2020.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2020 PREPARED AS OF SEPTEMBER 25, 2020

8. SUBSEQUENT EVENTS

  Subsequent to July 31, 2020:

(a) The Company secured private placements with investors consisting of common shares with no warrants pursuant to prospectus and registrations set forth in applicable securities law. It realized net proceeds of $47,376 and issued a total of 1,353,597 common shares.

(b) The Company repaid $5,000 of convertible debentures and $71,375 of convertible debentures were converted into 5,471,203 common shares.

(c) The Company extended convertible debentures that were within 3 months of maturity      date from July 31, 2020. Extension terms ranged from three to six months.

(d)  The Company secured $38,000 in convertible debentures with a 12 month term and conversion features which are effective six months after initiation date.

(e)  The Company cancelled 2,040,000 stock options with a weighted average  exercise price of $0.25 per share.

(f)  The Company held its Annual General Meeting of Shareholders on September 8, 2020. Joseph Fuda, Alex Dey and Oliver Nepomuceno were reelected to serve as directors at the meeting. The authorized limit for stock options in the Company's plan was increased from 18.84 million to 27.5 million options at the meeting.